EMI

RECEIVED

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-100[redacted]

By Airmail

2nd March, 2007.

Attn: Filing Desk - Stop 1-4

07021755

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 21st February 2007, I enclose one copy of each of the following items that the Company has issued to the Regulatory News Service:

(a) an announcement, dated 26th February 2007, confirming that Deutsche Bank AG and its subsidiaries have decreased their holding such that they no longer have a notifiable interest in EMI Group plc Ordinary Shares of 14p each;

(b) an announcement, dated 27th February 2007, confirming that the Credit Suisse companies have increased their interests in EMI Group plc Ordinary Shares of 14p each and, as at 22nd February 2007, held 69,166,296 shares, being 8.64% of the shares in issue;

(c) under Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), an announcement, dated 28th February 2007, confirming the relevant securities (within the meaning of the City Code) in issue as at the close of business on 28th February 2007;

(d) an announcement, dated 28th February 2007, notifying the market that, in conformity with the FSA's Disclosure and Transparency Rules, the total number of voting rights in EMI Group plc is 800,139,311;

(e) an announcement, dated 2nd March 2007, confirming that Deutsche Bank AG and its subsidiaries have increased their holding such that they have a notifiable interest in EMI Group plc Ordinary Shares of 14p each and, as at 23rd February 2007, held interests in 38,253,700 shares, being 4.78% of the shares in issue; and,

(f) a News Release, dated 2nd March 2007, announcing that the Company has received a non-binding proposal from Warner Music Group that it might be prepared to make an offer, pre-conditional on regulatory clearance, of 260p per share in cash for the Company, subject to numerous assumptions and conditions.

PROCESSED
MAR 16 2007
THOMSON
FINANCIAL

Yours sincerely,

C. L. CHRISTIAN
Deputy Secretary

Encs.

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:21 26-Feb-07
Number	PRNUK-2602

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights Yes

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached Yes

An event changing the breakdown of voting rights No

Other (please specify): N/A No

3. Full name of person(s) subject to the notification obligation: Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 20-02-2007

6. Date on which issuer notified: 23-02-2007

7. Threshold(s) that is/are crossed or reached: Aggregate 3%, 4% and 5%

Financial Instruments 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction		
	Number	Number	Number	Number of	% of voting

	of Shares	of Voting Rights	of shares	voting rights		rights	
			Direct	Direct	Indirect	Direct	Indirect
GB0000444736	20,802,378	21,653,522	Below 3%	Below 3%		Below 3%	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
		-	Below 3%	Below 3%

Total (A+B)

Number of voting rights	% of voting rights
Below 3%	Below 3%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

Close

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	15:37 27-Feb-07
Number	PRNUK-2702

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights	Yes
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	No
An event changing the breakdown of voting rights	No
Other (please specify): N/A	No

3. Full name of person(s) subject to the notification obligation:	Credit Suisse Securities (Europe) Ltd
4. Full name of shareholder(s) (if different from 3.):	Credit Suisse Securities (Europe) Ltd Credit Suisse International
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	22-02-2007
6. Date on which issuer notified:	26-02-2007
7. Threshold(s) that is/are crossed or reached:	8%
8. Notified details:	See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggerin transaction
	Number	Number	Number

	of Shares	of Voting Rights	of shares	Number of voting rights		% of voti[ng] rights	
			Direct	Direct	Indirect	Direct	Indi[rect]
GB0000444736	27,674,374	27,674,374	37,128,342	37,128,342	n/a	4.64	
ADR-US2686942051	1,377,954	1,377,954	1,377,954	1,377,954	n/a	0.17	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Option	15-06-2007	-	5,500,000	0.69
Option	21-09-2007	-	4,250,000	0.53
Option	16-03-2007	-	2,000,000	0.25
Option	18-05-2007	-	750,000	0.09
Option	16-03-2007	-	7,500,000	0.94
Option	15-06-2007	-	3,000,000	0.38
Option	21-09-2007	-	1,000,000	0.13
Option	16-03-2007	-	1,540,000	0.19
Option	15-06-2007	-	10,000	0.001
Option	21-09-2007	-	10,000	0.001
Option	21-09-2007	-	4,000,000	0.50
Option	16-03-2007	-	1,050,000	0.13
Option	15-06-2007	-	50,000	0.006

Total (A+B)

69,166,296 8.94

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Credit Suisse Securities (Europe) Ltd and Credit Suisse International are part of the Investment Banking division of Credit Suisse ('CSIBD'), which is part of the Credit Suisse Group ('CSG'). CSIBD is a segregated business unit within

CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: Duncan Murray

15. Contact telephone number: 020-7883-5407

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

Close

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/37

Regulatory News Service

28th February, 2007.

EMI GROUP PLC

Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that, at the close of business on 28th February 2007, it had the following relevant securities (within the meaning of the City Code) in issue:

- 800,139,311 Ordinary Shares of 14 pence each under ISIN code GB0000444736; and,

- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI Group plc, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44-(0)20-7795-7529
Pippa Strong	Investor Relations	+44-(0)20-7795-7681

EMI

VIA PR NEWSWIRE DISCLOSE

ER 07/38

Regulatory News Service

28th February, 2007.

EMI GROUP PLC
Voting Rights and Capital

In conformity with the FSA's Disclosure and Transparency Rules, the Company wishes to notify the market that, following the exercise of executive and savings-related share options during February 2007, EMI Group plc's capital increased to 800,139,311. Ordinary Shares of 14p each as at 28th February 2007. Each Ordinary Share carries the right to one vote at general meetings of the Company's shareholders. The Company does not hold any Ordinary Shares in Treasury and, therefore, the total number of voting rights in EMI Group plc is 800,139,311.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, EMI Group plc under the Disclosure and Transparency Rules.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231

Regulatory Announcement

Go to market news section

Company	EMI Group PLC
TIDM	EMI
Headline	Holding in Company
Released	14:31 02-Mar-07
Number	PRNUK-0203

TR-1 NOTIFICATIONOF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

EMI Group plc

2. Reason for the notification

An acquisition or disposal of voting rights — No

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached — Yes

An event changing the breakdown of voting rights — No

Other (please specify): N/A — No

3. Full name of person(s) subject to the notification obligation: Deutsche Bank AG

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different): 23-02-2007

6. Date on which issuer notified: 01-03-2007

7. Threshold(s) that is/are crossed or reached: 3%, 4%

8. Notified details: See below

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect

GB0000444736 ≥ Below 3% Below 3%

Ref: 82-373

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Call Option	03-2007	-	309,000	0.04
Call Option	06-2007	-	13,025,000	1.63
Call Option	09-2007	-	14,010,000	1.75
Call Option	03-2007 OTC	-	4,909,700	0.61
Call Option	06-2007 OTC	-	2,000,000	0.25
Call Option	09-2007 OTC	-	4,000,000	0.50

Total (A+B)

Number of voting rights	% of voting rights
38,253,700	4.78

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder: N/A

11. Number of voting rights proxy holder will cease to hold: N/A

12. Date on which proxy holder will cease to hold voting rights: N/A

13. Additional information: N/A

14. Contact name: David Lindsay
Andrew Anderson

Ref: 82-373

15. Contact telephone number: 020-7545-8533
020-7545-8532

C. L. Christian
Deputy Secretary
EMI Group plc
020-7795-7317

END

Close

EMI

News Release

FOR IMMEDIATE RELEASE

ER 07/40

London, 2 March 2007

EMI Group plc

EMI Group plc ("EMI" or the "Company") announces that it has received a non-binding proposal from Warner Music Group ("WMG") indicating that WMG might be prepared to make an offer, pre-conditional on regulatory clearance, of 260 pence per share in cash for EMI, subject to numerous assumptions and conditions.

At a regular Board meeting of EMI held earlier today, WMG's proposal was considered by the Board which concluded that it is not in the best interests of EMI shareholders to entertain a pre-conditional offer which would entail prolonged regulatory uncertainty and unacceptable operational risk at a critical time for the Company. The Board also regards a price of 260 pence per share as inadequate, having regard to the stand-alone value of EMI, the synergies available from a combination with WMG and the risks identified above.

There can be no certainty that the approach by WMG will lead to an offer being made for the Company or as to the terms on which any offer might be made. As required by The Takeover Code, EMI confirms that this announcement is not being made with the agreement or approval of WMG.

EMI remains focused on maximising the performance of the business including implementation of the restructuring programme announced on 12 January 2007.

Enquiries

EMI Group plc

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Pippa Strong	Investor Relations	+44 20 7795 7681

Brunswick Group LLP
Patrick Handley +44 20 7404 5959

The Directors of EMI Group plc accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code (the "Code"), if any person is, or becomes, "interested" (directly or indirectly) in 1% or more of any class of "relevant securities" of the Company, all "dealings" in any "relevant securities" of the Company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of the Company, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Code, all "dealings" in "relevant securities" of the Company by WMG or the Company, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel.

END